

December 11, 2012

<u>Via E-mail</u>
Scott N. Greenberg
Chief Executive Officer
GP Strategies Corporation
6095 Marshalee Drive
Suite 300
Elkridge, MD 21075

> **Re:** **GP Strategies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012, as amended on April 30, 2012**
> **File No. 001-07234**

Dear Mr. Greenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Compensation Discussion and Analysis, page 6</u>

<u>Cash-Based Incentive Compensation (Bonus), page 8</u>

1. In your future filings, please revise the description of your cash-based incentive compensation program to disclose the following information:

   - the aggregate, total bonus pool;
   - the minimum, target and maximum values for each performance measure;
   - if a performance measure is based upon a non-GAAP financial measure, how it is calculated from your audited financial statements;
   - the number of points awarded for reaching minimum, target and maximum values for each performance measure;

Scott N. Greenberg
GP Strategies Corporation
December 11, 2012
Page 2

- a description of each officer's individual objectives;
- the actual results for each performance measure;
- the number of points awarded to each named executive officer for the level of achievement of each performance measure; and
- the percentage of base salary achieved pursuant to the bonus formulas under Messrs. Greenberg's and Sharp's employment agreements.

We encourage you to use tables to present the information on how the compensation committee determined the amount paid to each named executive officer under the cash-based incentive plan.

Exhibits

Certifications

2. We note that the identification of the certifying individual at the beginning of the certification required by the Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, please include the certifying officer's title only under his or her signature. For guidance, please refer to Exchange Act Rules Question 161.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Kathleen Krebs, Special Counsel, ate (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director